Seward & Kissel LLP

1200 G Street, N.W.

Suite 350

Washington, D.C. 20005

April 11, 2008

VIA EDGAR

Ms. Patricia Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Fairholme Funds, Inc. – Preliminary Schedule 14A

File No. 811-09607

Dear Ms. Williams:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the proxy materials included in the Preliminary Schedule 14A of Fairholme Funds, Inc. (the “Company”), which was filed with the SEC on March 24, 2008.  The Staff’s comments were provided to Paul M. Miller and Young Seo of this office on April 3, 2008.  The Staff’s comments and the Company’s responses are set forth below.(1)

Comment 1:

Proposal 2.E. – The proposed fundamental policy with respect to investing in commodities should address the Company’s policy with respect to investing in all commodities and not only those commodities regulated by the Commodity Futures Trading Commission.  Disclosure should be added to the “Discussion of the Proposal” section addressing the risks of investing in the securities or other investments permitted by the proposed fundamental policy.

Response:	The Company has revised the proxy materials in response to these comments.

Comment 2:	Proposal 2.F. – The Company would need an exemptive order to make loans to affiliated funds.

Response:	The Company acknowledges that, if stockholders approve the proposed fundamental policy, the Company would need to obtain an exemptive order from the SEC to make loans to affiliated funds.

Comment 3:	Proposal 2.I. – The “Discussion of Proposal” section should disclose the effect of stockholder approval of the Proposal (e.g., that the Company may acquire more

(1)           Capitalized terms have the same meaning as in the proxy materials unless otherwise defined.

than 10% of the outstanding voting securities of an issuer).

Response:	The proxy materials have been revised in response to this comment.

Comment 4:	The proxy materials should include disclosure addressing Item 22(c)(10) of Schedule 14A.

Response:	The proxy materials have been revised in response to this comment.

Comment 5:	The column headings of the pro forma fee table and expense examples should include the words, “Current” (for existing fees) and “Proposed” (for proposed fees).

Response:	The proxy materials have been revised in response to this comment.

Comment 6:	The proxy materials should disclose the effect of “broker non-votes” on the approval of Proposal One.

Response:	The proxy materials have been revised in response to this comment.

Comment 7:

Disclosure regarding the availability of stockholder reports should be stated prominently in the proxy materials.  Such disclosure could either be moved to the front of the proxy statement or highlighted in bold.

Response:	The proxy materials have been revised in response to this comment.

*          *          *

We have been authorized by the Company to represent to the Staff that the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) the Staff’s comments or changes to disclosures in response to the Staff’s comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,
/s/ Paul M. Miller
Paul M. Miller

cc:           Paul R. Thomson, Treasurer

Kathryn Battestilla, CCO